Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus supplement of Regency Centers Corporation and Regency Centers, L.P. dated March 31, 2017 and to the use of our reports dated February 28, 2017, with respect to the consolidated financial statements and schedules of Equity One, Inc., and the effectiveness of internal control over financial reporting of Equity One, Inc., included in the Annual Report (Form 10-K) of Equity One, Inc. for the year ended December 31, 2016, and incorporated by reference in Regency Centers Corporation and Regency Centers, L.P.’s combined Current Report on Form 8-K dated March 1, 2017, filed with the Securities and Exchange Commission and incorporated by reference in the aforementioned Registration Statement.

/s/ Ernst & Young LLP

New York, New York

March 31, 2017